paragon

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A

06016650

01 September 2006

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 31st August 2006.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

John G Gemmell
Group Company Secretary

Enc

SEC File No. 82-34991

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"FSA" means the United Kingdom Financial Services Authority.

"FSMA" means the Financial Services and Markets Act 2000 of the United Kingdom.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

Document		Date Distributed	Required Distribution Date	Source of Requirement
1	Regulatory Announcement – Purchase of Own Shares	01 August 2006	02 August 2006	LR15.9
2	Regulatory Announcement – Director/PDMR Shareholding	01 August 2006	02 August 2006	LR16.13
3	Regulatory Announcement – Director/PDMR Shareholding	01 August 2006	02 August 2006	LR16.13
4	Regulatory Announcement – Director/PDMR Shareholding	01 August 2006	02 August 2006	LR16.13
5	Regulatory Announcement – Purchase of Own Shares	03 August 2006	04 August 2006	LR15.9
6	Regulatory Announcement – Purchase of Own Shares	07 August 2006	08 August 2006	LR15.9
7	Regulatory Announcement – Purchase of Own Shares	16 August 2006	17 August 2006	LR15.9
8	Regulatory Announcement – Director/PDMR Shareholding	16 August 2006	17 August 2006	LR16.13
9	Regulatory Announcement – Holding(s) in Company	17 August 2006	18 August 2006	LR16.5

Document	Date Distributed	Required Distribution Date	Source of Requirement
10 Regulatory Announcement – Holding(s) in Company	23 August 2006	24 August 2006	LR16.5

Documents Filed with Companies House		Date Submitted	Required Filing Date	Source of Requirement
11	Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	07 August 2006	21 August 2006	CA85 S.169
12	Form 88(2) Return of Allotment of Shares	07 August 2006	02 September 2006	CA85 S.88
13	Form 88(2) Return of Allotment of Shares	08 August 2006	08 September 2006	CA85 S.88
14	Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	09 August 2006	25 August 2006	CA85 S.169
15	Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	10 August 2006	29 August 2006	CA85 S.169
16	Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	18 August 2006	01 September 2006	CA85 S.169
17	Form 88(2) Return of Allotment of Shares	18 August 2006	15 September 2006	CA85 S.88
18	Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	23 August 2006	05 September 2006	CA85 S.169
19	Form 88(2) Return of Allotment of Shares	23 August 2006	22 September 2006	CA85 S.88
20	Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	29 August 2006	07 September 2006	CA85 S.169

Regulatory Announcement

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RECEIVED

Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:46 01-Aug-06
Number	0926H

RNS Number:0926H
Paragon Group Of Companies PLC
01 August 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	1 August 2006
Number of ordinary shares purchased:	30,000
Highest price paid per share:	623.00p
Lowest price paid per share:	615.00p
Volume weighted average price paid per share:	621.00p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 4,744,000 of its ordinary shares in treasury and has 116,342,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	17:41 01-Aug-06
Number	0924H

RNS Number:0924H
Paragon Group Of Companies PLC
01 August 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of director
JONATHAN PERRY
....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY
....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
JONATHAN PERRY
....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY
....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
EXERCISE OF SHARE OPTIONS
....

7. Number of shares / amount of stock acquired
5,053
....

8. Percentage of issued class
0.004%
....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
ORDINARY SHARES OF 10P
....

12. Price per share
£1.8304
....

13. Date of transaction
1 AUGUST 2006
....

14. Date company informed
1 AUGUST 2006
....

15. Total holding following this notification
314,632
....

16. Total percentage holding of issued class following this notification
0.270%
....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information
EXERCISE UNDER THE PARAGON 1999 SHARESAVE SCHEME
....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL

....

Date of Notification
1 AUGUST 2006

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	17:39 01-Aug-06
Number	0920H

RNS Number:0920H
Paragon Group Of Companies PLC
01 August 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of director
NICHOLAS KEEN
....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY
....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
NICHOLAS KEEN
....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY
....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
EXERCISE OF SHARE OPTIONS
....

7. Number of shares / amount of stock acquired
5,053
....

8. Percentage of issued class
0.004%
....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
ORDINARY SHARES OF 10P

....

12. Price per share
£1.8304

....

13. Date of transaction
1 AUGUST 2006

....

14. Date company informed
1 AUGUST 2006

....

15. Total holding following this notification
54,390

....

16. Total percentage holding of issued class following this notification
0.047%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information
EXERCISE UNDER THE PARAGON 1999 SHARESAVE SCHEME

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL

....

Date of Notification
1 AUGUST 2006

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	17:39 01-Aug-06
Number	0917H

RNS Number:0917H
Paragon Group Of Companies PLC
01 August 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC

....

2. Name of director
JOHN HERON

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
JOHN HERON

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
EXERCISE OF SHARE OPTIONS

....

7. Number of shares / amount of stock acquired
5,053

....

8. Percentage of issued class
0.004%

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
ORDINARY SHARES OF 10P

....

12. Price per share
£1.8304

....

13. Date of transaction
1 AUGUST 2006

....

14. Date company informed
1 AUGUST 2006

....

15. Total holding following this notification
14,303

....

16. Total percentage holding of issued class following this notification
0.012%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information
EXERCISE UNDER THE PARAGON 1999 SHARESAVE SCHEME

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL
....

Date of Notification
1 AUGUST 2006
....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:19 03-Aug-06
Number	2371H

RNS Number:2371H
Paragon Group Of Companies PLC
03 August 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	3 August 2006
Number of ordinary shares purchased:	100,000
Highest price paid per share:	610.00p
Lowest price paid per share:	603.50p
Volume weighted average price paid per share:	604.80p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 4,844,000 of its ordinary shares in treasury and has 116,524,557 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:26 07-Aug-06
Number	3651H

RNS Number:3651H
Paragon Group Of Companies PLC
07 August 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	7 August 2006
Number of ordinary shares purchased:	20,000
Highest price paid per share:	605.26p
Lowest price paid per share:	605.26p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 4,864,000 of its ordinary shares in treasury and has 116,504,557 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	10:21 16-Aug-06
Number	7235H

RNS Number:7235H
Paragon Group Of Companies PLC
16 August 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC

....

2. Name of director
JONATHAN PERRY

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
JONATHAN PERRY

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
EXERCISE OF SHARE AWARDS

....

7. Number of shares / amount of stock acquired
61,184

....

8. Percentage of issued class
0.052%

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
ORDINARY SHARES OF 10P

....

12. Price per share
£0.00

....

13. Date of transaction
15 AUGUST 2006

....

14. Date company informed
15 AUGUST 2006

....

15. Total holding following this notification
375,816

....

16. Total percentage holding of issued class following this notification
0.322%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information
EXERCISE UNDER THE PARAGON PERFORMANCE SHARE PLAN

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL

....

Date of Notification
16 AUGUST 2006

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:17 16-Aug-06
Number	7608H

RNS Number:7608H
Paragon Group Of Companies PLC
16 August 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase: 16 August 2006

Number of ordinary shares purchased: 20,000

Highest price paid per share: 591.00p

Lowest price paid per share: 591.00p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 4,884,000 of its ordinary shares in treasury and has 116,523,765 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	15:47 17-Aug-06
Number	8077H

RNS Number:8077H
Paragon Group Of Companies PLC
17 August 2006

HOLDING IN COMPANY

We have today received notification from Barclays PLC to advise that, through various legal entities, they now hold 13,027,414 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 11.18% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	10:13 23-Aug-06
Number	9968H

RNS Number:9968H
Paragon Group Of Companies PLC
23 August 2006

HOLDING IN COMPANY

We have today received notification from Barclays PLC to advise that, through various legal entities, they now hold 12,788,116 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 10.97% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Companies House
— for the record —

£90 RECEIVED

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	24/07/2006		

For each share:

Nominal value	£0.10		
Maximum price paid	£6.090		
Minimum price paid	£5.945		

The aggregate amount paid by the company for the shares to which this return relates was: £ 180,690.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 905.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 24/7/06

(~~**a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS B91 3QE.
Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

04/06

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	2336032
Company name in full	THE PARAGON GROUP OF COMPANIES PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	08	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	281,933		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£1.8304		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) SEE ATTACHED SCHEDULE	Class of shares allotted	Number allotted
Address	ORDINARY	
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets ~~(if any)~~ attached to this form

Signed [signature] Date 7/8/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Paragon Group Plc Maturity Schedule 1st August 2006

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	POSTCODE	CLASS OF SHARES	ALLOTTED
Mrs	Jo-Anne Claire	Astley	64 Benedon Road	Sheldon	BIRMINGHAM	West Midlands	B26 2NJ	10p Ordinary	2021
Mrs	Sally Michelle	Bennett	15 Oakslade Drive	SOLIHULL	West Midlands		B92 9QG	10p Ordinary	2021
Mr	Christopher Lee	Berwick	47 Willoughby Drive	SOLIHULL	West Midlands		B91 3GB	10p Ordinary	2021
Mrs	Jane Elizabeth	Boyle	33 Newton Road	Knowle	SOLIHULL	West Midlands	B93 9HL	10p Ordinary	5053
Mrs	Judith Ann	Brindley	5 Besbury Close	Dorridge	SOLIHULL	West Midlands	B93 8NT	10p Ordinary	3032
Mrs	Gillian Mary	Butler	21 Tanhouse Farm Road	SOLIHULL	West Midlands		B92 9EZ	10p Ordinary	808
Miss	Elizabeth	Cockbill	48 Kimberley Road	Olton	SOLIHULL	West Midlands	B92 8PU	10p Ordinary	202
Mr	Patrick C	Doherty	10 Corbett Road	Hollywood	BIRMINGHAM		B47 5LP	10p Ordinary	5053
Mrs	Marion Teresa	Fletcher	Eastcote, Broad Lane	Tanworth in Arden	SOLIHULL	West Midlands	B94 5HX	10p Ordinary	4042
Mr	John Grigor	Gemmell	84 Knowle Wood Road	Dorridge	SOLIHULL	West Midlands	B93 8JP	10p Ordinary	5053
Mr	John Andrew	Heron	1 Stapleford Court	SEVENOAKS	Kent		TN13 2LB	10p Ordinary	5053
Mrs	Carolyn J A	Jefferies	153 Buryfield Road	SOLIHULL	West Midlands		B91 2BB	10p Ordinary	606
Mr	Nicholas	Keen	Buckley	Buckley Green	HENLEY IN ARDEN	West Midlands	B95 5QF	10p Ordinary	5053
Mr	Andrew John	Kitching	1 Stoneleigh Road	SOLIHULL	West Midlands		B91 1DG	10p Ordinary	3032
Mrs	Fiona Jane	Lilley	21 Fordwater Road	Streetly	SUTTON COLDFIELD	West Midlands	B74 2BQ	10p Ordinary	4042
Mr	Wayne	Milburn	38 Hay Lane	Monkspath	SOLIHULL	West Midlands	B90 4TA	10p Ordinary	3234
Mr	Brian	Mills	26 Keswick Rd	Shirley	SOLIHULL	West Midlands	B92 7PH	10p Ordinary	5053
Miss	Louise	Moore	126 Ralph Road	Shirley	SOLIHULL	West Midlands	B90 3JZ	10p Ordinary	1010
Mrs	Jennifer Susan	Owen	2 Woodman Road	Hollywood	BIRMINGHAM	West Midlands	B14 5UB	10p Ordinary	606
Mr	Stephen	Patrick	8 Hartland Road	LONDON			NW1 8DA	10p Ordinary	3032
Miss	Ann	Ricketts	Flat 1 Lichfiled Court	72 High Street	Shirley, SOLIHULL	West Midlands	B91 3TB	10p Ordinary	404
Mr	Andrew Graham	Riley	1 Fimbrell Close	BRIERLEY HILL	West Midlands		DY5 3FL	10p Ordinary	1111
Mrs	Sharon Marie	Robbins	21 Broom Hall Crescent	BIRMINGHAM			B27 7JR	10p Ordinary	4042
Mrs	Deborah Louise	Robinson	122 Rumbush Lane	Dickens Heath	SOLIHULL	West Midlands	B90 1SU	10p Ordinary	505
Miss	Lorraine M	Rogers	197 Longmore Road	Shirley	SOLIHULL	West Midlands	B90 3EN	10p Ordinary	1010
Mrs	Maria Angela	Ryan	25 Hazelmere Road	Hall Green	BIRMINGHAM	West Midlands	B28 8HY	10p Ordinary	5053
Mrs	Dawn Angela	Shuttleworth	104 Fabian Crescent	Shirley	SOLIHULL	West Midlands	B90 2AD	10p Ordinary	5053
Miss	Valerie	Singleton	7 Foxcote Close	Shirley	SOLIHULL	West Midlands	B90 4PR	10p Ordinary	303
Mrs	Susan Elizabeth	Smith	11 Foxes Way	Balsall Common	COVENTRY		CV7 7QU	10p Ordinary	5053
Mrs	Beverley Anne	Spencer	25 Antony Road	Shirley	SOLIHULL	West Midlands	B90 2NX	10p Ordinary	404
Mrs	Karen Elizabeth	Walker	277 Robin Hood Lane	Hall Green	BIRMINGHAM		B28 0DJ	10p Ordinary	2021
Mr	Lee	Wallis	320 Quinton Road	Harborne	BIRMINGHAM		B17 0RE	10p Ordinary	5053
Mrs	Nicola	Walters	14 Amphletts Close	Netherton	DUDLEY	West Midlands	DY2 9NZ	10p Ordinary	3032
Mr	Mark Andrew	Wheeler	28 Eastfield Drive	SOLIHULL	West Midlands		B92 9ND	10p Ordinary	5053
Miss	Vicky Joy	White	19 Fowgay Drive	SOLIHULL	West Midlands		B91 3PH	10p Ordinary	202
Mr	Richard James	Woodman	Barn Cottage, Chapel Street	Welford on Avon	STRATFORD UPON AVON	Warwickshire	CV37 8QE	10p Ordinary	5053
Mr	Scott Raymond	Ashfield	23 Dunard Road	Shirley	SOLIHULL	West Midlands	B90 2HR	10p Ordinary	404
Miss	Jayne Marie	Baker	130 Gracemere Crescent	BIRMINGHAM		West Midlands	B28 0UD	10p Ordinary	2021
Miss	Marinda	Birch	195 Kings Road	Kingstanding	BIRMINGHAM	West Midlands	B44 0SB	10p Ordinary	404
Mrs	Michelle J	Bradford	10 Tanwood Close	SOLIHULL	West Midlands		B91 3JX	10p Ordinary	1010
Mrs	Jacqueline Ann	Byfield	145 Manor House Lane	Yardley	BIRMINGHAM	West Midlands	B26 1PS	10p Ordinary	1010
Miss	Lea	Carrigan	41 Pennyacre Road	Monyhull	BIRMINGHAM	West Midlands	B14 5UY	10p Ordinary	1010
Mr	Wayne	Chillingworth	41 Littlemead Road	Shirley	SOLIHULL	West Midlands	B90 1DP	10p Ordinary	2021
Mrs	Janette	Cockbill	48 Kimberley Road	Olton	SOLIHULL	West Midlands	B92 8PU	10p Ordinary	1010
Mrs	Lynda Cathryn	Curtis	10 Charlecote Croft	Shirley	SOLIHULL	West Midlands	B90 4DP	10p Ordinary	808
Mrs	Rachel	Dandridge	12 St Wilfreds Cottages	Ansley Lane	Old Arley	Nr Nuneaton	CV7 8FT	10p Ordinary	808
Mr	Stephen Paul	Dixon	3 Woolmead Row	Lyppard Habington	WORCESTER		WR4 0QB	10p Ordinary	5053
Miss	Julia	Dowler	66 Grosvenor Road	SOLIHULL	West Midlands		B91 3PZ	10p Ordinary	5053
Mrs	Zoe Caroline	Edwards	114 Sharmans Cross Road	SOLIHULL	West Midlands		B91 1PH	10p Ordinary	101
Mrs	Jeanne	Fletcher	9 Limbrick Close	Shirley	SOLIHULL	West Midlands	B90 2LS	10p Ordinary	404
Mrs	Natalie	Fletcher	Keepers Cottage	Bradley Green	REDDITCH	Worcs	B96 6TQ	10p Ordinary	707

Paragon Group Plc Maturity Schedule 1st August 2006

Mr	Peter Arthur	Foulds	Wilds Farmhouse	Main Street Branston	Nr Grantham	Lincolnshire	NG32 1RU	10p Ordinary	5053
Mrs	Carol Ann	French	90 Castle Lane	SOLIHULL	West Midlands		B92 8DF	10p Ordinary	2021
Mr	John	Gordon	19 Whar Hall Road	SOLIHULL	West Midlands		B92 0PE	10p Ordinary	505
Mr	Andrew T B	Griffiths	5 Gold Avenue	Cawston	RUGBY	Warwickshire	CV22 7FB	10p Ordinary	5053
Mrs	Linda Joyce	Hancock	8 Headley Rise	Shirley	Solihull	West Midlands	B90 3QL	10p Ordinary	505
Mr	David	Harlow	28 The Glebe	Thorverton	EXETER		EX5 5LS	10p Ordinary	4042
Mr	Moray James Simpson	Hulme	9 Heaton Road	SOLIHULL	West Midlands		B91 2DY	10p Ordinary	4042
Mr	Craig Arthur	Maddison	4 Cranmore Road	Shirley	SOLIHULL	West Midlands	B90 4PS	10p Ordinary	505
Mrs	Deborah Sheila	Milburn	38 Hay Lane	Monkspath	SOLIHULL	West Midlands	B90 4TA	10p Ordinary	606
Mr	Peter Thomas	Mitchell	3 South View Road	Carlton	NOTTINGHAM	Nottinghamshire	NG4 3QN	10p Ordinary	5053
Mrs	Janet Rose	O'Brien	27 Bickley Grove	Sheldon	BIRMINGHAM	West Midlands	B26 3DJ	10p Ordinary	808
Mr	Paul David	O'Connor	1 Addenbrooke Drive	SUTTON COLDFIELD	West Midlands		B73 5PZ	10p Ordinary	1212
Mr	Jonathon Peter L	Perry	Apuldram House	Dell Quay	CHICHESTER	West Sussex	PO20 7EE	10p Ordinary	5053
Mr	Julian Andrew	Rance	32 Emmerson Avenue	STRATFORD UPON AVON	Warwickshire		CV37 9DX	10p Ordinary	3032
Miss	Elizabeth Gomes	Rodrigues	14 Grove Avenue	SOLIHULL	West Midlands		B91 2AH	10p Ordinary	808
Miss	Victoria Elizabeth	Smith	17 Manor Park Road	Castle Bromwich	BIRMINGHAM	West Midlands	B36 0DG	10p Ordinary	5053
Mrs	Margaret	Storor	1 The Oaklands	Marston Green	BIRMINGHAM	West Midlands	B37 7EJ	10p Ordinary	606
Mrs	Shirley Jacqueline	Suter	21 Thorpe Court	Off Dunsmore Grove	SOLIHULL	West Midlands	B91 1SU	10p Ordinary	1010
Mrs	Tina Michelle	Tudor	5 Delrene Road	Shirley	SOLIHULL	West Midlands	B90 2HH	10p Ordinary	202
	HSDL Nominees Limited		Trinity Road	HALIFAX			HX1 2RG	10p Ordinary	111561
									281933

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	2336032
Company name in full	THE PARAGON GROUP OF COMPANIES PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08	08	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	32,438		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£1.8304		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8/8/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Paragon Group
Maturity Schedule 07.08.06
Full List

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	CLASS OF SHARES	ALLOTTED
Mr	Mark Howard	Ballard	32 Glencroft Road	SOLIHULL	West Midlands B92 9BB		10p Ordinary	5053
Mr	Guiseppe Pietro	Bastone	Hay Barn	Totties Lane	Holmfirth	West Yorkshire HD9 1UW	10p Ordinary	1010
Mr	Gobin	Boolaky	41 Fabian Road	Fulham	LONDON	SW6 7TY	10p Ordinary	5053
Mr	James Paul	Giles	28 Fredas Grove	Harborne	BIRMINGHAM	B17 0SY	10p Ordinary	1617
Mrs	Adele	Glithero	1 Loxley Road	Four Oaks	SUTTON COLDFIELD	West Midlands B75 5NY	10p Ordinary	2021
Mrs	Rachel Louise	Hands	9 Morris Close	Acocks Green	BIRMINGHAM	B27 6SP	10p Ordinary	505
Mr	Geoffrey	Laird	9 Beverley Crescent	Tonbridge Kent	TONBRIDGE	Kent TN9 2RD	10p Ordinary	5053
Mr	Andrew John	Lees	Caburn	69 Harrisons Lane Ringmer	LEWES	East Sussex BN8 5LJ	10p Ordinary	5053
Mr	Andrew	Snelling	54 Howard Road	SOLIHULL	West Midlands B92 7LE		10p Ordinary	1010
Mrs	Dayna Louise	Spooner	40 Dovercourt Road	Sheldon	BIRMINGHAM	B26 3RB	10p Ordinary	1010
Mr	Taljinder Singh	Tiwana	6 Finmere Way Shirley	SOLIHULL	West Midlands B90 3SS		10p Ordinary	5053
							Total	**32438**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.


FIVE HUNDRED POUNDS
4 8 06
ONE HUNDRED POUNDS
4 8 06
TEN POUNDS
4 8 06 AP
TEN POUNDS
4 8 06 AP

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	20,000		
Date(s) shares delivered to the company	28/07/2006		
For each share: Nominal value	£0.10		
Maximum price paid	£6.18		
Minimum price paid	£6.11		

The aggregate amount paid by the company for the shares to which this return relates was: £ 123,174.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 620.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 28/7/06

(**~~a director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS B91 3QE.
Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

169(1B)

Companies House — for the record —

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	01/08/2006		
For each share: Nominal value	£0.10		
Maximum price paid	£6.25		
Minimum price paid	£6.19		

The aggregate amount paid by the company for the shares to which this return relates was: £ 186,375.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 935.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

ONE HUNDRED POUNDS ONE HUNDRED POUNDS FIVE HUNDRED POUNDS ONE HUNDRED POUNDS ONE HUNDRED POUNDS TWENTY FIVE POUNDS TEN POUNDS

**Delete as appropriate

Signed Date 06

(~~**a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS B91 3QE.
Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House — for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	04/08/2006		
For each share:			
Nominal value	£0.10		
Maximum price paid	£6.23		
Minimum price paid	£6.15		

The aggregate amount paid by the company for the shares to which this return relates was: £ 186,300.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 935.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Signed [signature] Date [illegible]

**Delete as appropriate

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE.
Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House — for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	2336032
Company name in full	THE PARAGON GROUP OF COMPANIES PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	15	08	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	6,770		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£1.8304		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): MR THOMAS JOHN WINCOTT		
Address: 29 BERKELEY CLOSE, WINYATES GREEN, REDDITCH,	ORDINARY	2,021
WORCESTERSHIRE		
UK Postcode B98 0QB		
Name(s): HSDL NOMINEES LIMITED		
Address: TRINITY ROAD, HALIFAX	ORDINARY	4,749
UK Postcode HX1 2RG		
Name(s):		
Address:		
UK Postcode		
Name(s):		
Address:		
UK Postcode		
Name(s):		
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 18 AUGUST 2006

** ~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ ** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

169(1B)

Return by a public company purchasing its own shares for holding in treasury

Companies House — for the record —

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

THREE THOUSAND POUNDS 18 8 06

TWENTY POUNDS 18 8 06

FIVE POUNDS 18 8 06

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	100,000		
Date(s) shares delivered to the company	08/08/2006		
For each share: Nominal value	£0.10		
Maximum price paid	£6.100		
Minimum price paid	£6.035		

The aggregate amount paid by the company for the shares to which this return relates was: £ 604,800.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 3,025.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed **Date** 8/8/06

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS B91 3QE.
Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 22/08/2006
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 19947

Share holdings:

Share Holder	Type	Shares Held
Peter Concannon	Single	1010

Address:
75 Castleford Road
BIRMINGHAM
West Midlands
United Kingdom
B11 3SW

Nicholas Fulford	Single	2021

Address:
42 Rumbush Lane
Shirley
SOLIHULL

West Midlands
United Kingdom
B90 1RA

Malcolm Bernard Lamb	Single	3032

Address:
107 Hinckley Road
Stoke Golding
NUNEATON
Warwickshire
United Kingdom
CV13 6ED

David Ian Smith	Single	1556

Address:
45 Balmoral Road
Four Oaks
SUTTON COLDFIELD
West Midlands
United Kingdom
B74 4UF

Susan Witton	Single	3032

Address:
41 Tisdale Rise
KENILWORTH
Warwickshire
United Kingdom
CV8 2QU

HSDL Nominees Limited	Single	9296

Address:
-
Trinity Road
HALIFAX
West Yorkshire
United Kingdom
HX1 2RG

Companies House — for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only

Please complete legibly in black type or bold block lettering

Company Number	2336032
Company Name in full	THE PARAGON GROUP OF COMPANIES PLC

TEN POUNDS

ONE HUNDRED POUNDS

FIVE HUNDRED POUNDS

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	20,000		
Date(s) shares delivered to the company	10/08/2006		
For each share: Nominal value	£0.10		
Maximum price paid	£6.0526		
Minimum price paid	£6.0526		

The aggregate amount paid by the company for the shares to which this return relates was: £ 121,052.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 610.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 15/8/06

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS B91 3QE.
Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**